February 27, 2006

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth St. N.W., Mail Stop 3561

Washington, D.C. 20549

Re:  Tuesday Morning Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 9, 2005
File No. 0-19658

Dear Mr. Choi,

This letter is in response to your letter of February 15, 2006 commenting on our response letter filed on January 18, 2006. Your questions and our related responses are included herewith.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

SEC Question 1:

We have reviewed your response to comment 3 in our letter dated December 30, 2005. Although we agree that presenting percentage changes for certain measures can provide more meaningful information to the reader than disclosing dollar amounts representing the changes, we believe that the presentation of changes in dollars supplements the percentage change figures and assists in satisfying the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

•                  to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•                  to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•                  to provide information about the quality and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

We believe that the presentation of changes in dollars is consistent with the above objectives, can be achieved without disclosing sensitive information and can only enhance the clarity of your disclosures. For example, while we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs, such as corporate office overhead, are effectively fixed within certain ranges of sales volume. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes.

Response:

We will discuss the nature and amount of the dollar changes in such costs, if material, and the factors driving these changes where we can do so without providing competitively sensitive information.

SEC Question 2:

We have reviewed your response to comment 4 in our letter dated December 30, 2005, noting that you did not indicate why you believe you are permitted to present the per-share impact of material and/or infrequently occurring items in your filings. Please remove these non-GAAP measures from future filings if you are unable to justify why such non-GAAP measures are allowable.

Response:

We will remove the non-GAAP measures noted in this comment from future filings. We will refrain from using non-GAAP disclosures in future filings unless they are accompanied by an explanation of how the measure is used by management and the reason management believes the non-GAAP financial measure provides useful information to investors regarding financial condition and results of operations. We will provide a reconciliation of the measure to GAAP earnings per share.

Report of Independent Registered Public Accounting Firm, Page F-2

SEC Question 3:

We have reviewed your response to comment 6 in our letter dated December 30, 2005. While we acknowledge the opinion states that the audit of your internal controls over financial reporting were conducted in accordance with the standards of the PCAOB, this language was inappropriately excluded from the second paragraph of the opinion when discussing the audit of your financial statements. Therefore, please file a revised audit report that refers to the standards as opposed to “auditing standards” of the PCAOB. The amendment should set forth the entire text of Item 15 and the certifications required by Rule 13a-14(a) and Rule 13a-14(b) of the Exchange Act.

Response:

On February 24, 2006, we filed a Form 10-K/A as requested that will refer to the “standards” as opposed to the “auditing standards” of the PCAOB.

Form 8-K filed July 21, 2005

SEC Question 4:

We have reviewed your response to comment 8 in our letter dated December 30, 2005. While you indicate that you will refrain from presenting non-GAAP financial measures unless they are accompanied by the disclosures requested by our comment, we note that your Form 8-K filed on January 5, 2006 excludes our requested disclosures. Since you disclose diluted earnings per share excluding the lease accounting charge, we expect that your disclosures would include the items requested by our prior comment. Please confirm that you will provide such disclosures going forward when you disclose these non-GAAP financial measures in your Forms 8-K.

Response:

In future filings, we will refrain from presenting non-GAAP financial measures unless they are accompanied by the disclosures requested by your comment.

We hope our responses have fully answered your questions.

Yours truly,

/s/ Loren K. Jensen

Loren K. Jensen

Executive Vice President and Chief Financial Officer

Office: 972-934-7251

Fax: 469-374-0493

Email: ljensen@tuesdaymorning.com

cc:         Kathleen  Mason
President and Chief Executive Officer